355 South Grand Avenue Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com

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May 12, 2010

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tom Kluck, Branch Chief
Erin Martin, Attorney-Advisor
Cicely LaMothe, Accounting Branch Chief
Yolanda Crittendon, Staff Accountant

Re:	Hudson Pacific Properties, Inc.
Amendment No. 1 to Registration Statement on Form S-11
File No. 333-164916

Ladies and Gentlemen:

On behalf of Hudson Pacific Properties, Inc. (the “Company” or “Hudson”), we have electronically transmitted for filing under separate cover, pursuant to Regulation S-T, Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced Registration Statement on Form S-11, which was initially filed with the Securities and Exchange Commission (the “Commission”) on February 16, 2010 (the “Registration Statement”) and subsequently amended on April 9, 2010 (“Amendment No. 1”). For your convenience, we have enclosed a courtesy package that includes five copies of the Amendment, three of which have been marked to show changes from Amendment No. 1.

This letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission, received by facsimile on May 3, 2010 (the “Comment Letter”), with respect to the Registration Statement, and Amendment No. 2 has been revised to reflect the Company’s responses to the Comment Letter. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. All page numbers and captions in the responses below refer to Amendment No. 2, except as otherwise noted below.

General

1.	We note your response to comment 2 in our letter dated March 17, 2010. Please note that we will need to review copies of the reports cited on or relied upon in your prospectus prior to completing our review.

Response: The Company respectfully advises the Staff that it has filed a copy of the final report of Rosen Consulting Group (“RCG”) as Exhibit 99.7 to Amendment No. 2. In addition, the Company is supplementally providing a copy of the final report of RCG, which has been marked to specifically identify the portions that support the Company’s disclosure. The supplemental copy does not specifically identify disclosure contained in the section titled “Industry Background and Market Opportunity,” as that section has been expertized by RCG.

Prospectus Summary, page 1

2.	We note your disclosure that Mr. Stern was “responsible for all acquisition, disposition, development and new investment activities” during his tenure at Arden Realty. Please revise to clarify that he was not solely responsible for all the investment decisions at Arden Realty or advise.

Response: The Company has revised the disclosure on pages 1 and 89 in response to the Staff’s comment.

Our Competitive Strengths, page 3

3.	We note your response to comment 10 in our letter dated March 17, 2010 and the revisions made. You continue to disclose that your management team has been involved in real estate projects with an aggregate purchase price of $10 billion. As previously noted, this information is not appropriate for the prospectus summary. Please revise accordingly.

Response: The Company has revised the disclosure on page 3 to delete the reference to the aggregate purchase price of $10 billion in response to the Staff’s comment.

Our Properties, page 6

4.	We note the changes made pursuant to comments 11 and 12 in our letter dated March 17, 2010. Please also consider providing a tabular presentation that provides transparency into the total amount of cash rents expected from the initial portfolio taking into account the abatements and rent expirations.

Response: The Company acknowledges the Staff’s comment and agrees that abatements and rent expirations are relevant to investors and merit detailed disclosure in the Registration Statement. Accordingly, the Company has provided abatement data on a portfolio, property and lease-by-lease basis, and tabular presentations of lease expirations on a portfolio, property and lease-by-lease basis, in each case, in the “Business and Properties” section of the prospectus. However, the Company respectfully submits that the purpose of its annualized rent disclosure is not to provide an alternative in-place cash flow analysis. Rather, the Company views its annualized rent disclosure as providing information that REIT investors can use to evaluate the

Company’s portfolio on a more normalized basis. The Company notes that virtually all office REITs comparable to the Company include a calculation of annualized rent that is similar to that shown by the Company, and the Company believes that REIT investors rely on this presentation as a basis for making judgments about normalized property and portfolio performance on a going-forward basis. The commonality of this presentation among office REITs has the benefit of allowing investors to more easily compare the Company to other office REITs as part of their investment analysis. Altering this traditional disclosure would deprive investors of these comparative benefits. Moreover, the Company does not believe that a tabular presentation of annualized rent taking into account abatements and rent expirations would provide more meaningful or accurate data regarding actual cash rents expected from the initial portfolio because such a presentation would omit increases in contractual rent during the period, as well as anticipated renewals during such period, and would likely exaggerate the going-forward impact of abatements, which are typically of a one-time or non-recurring nature. In addition, the Company respectfully notes that the prospectus already includes substantial cash flow disclosure. In addition to cash flow statements filed with the prospectus, the Company believes that the disclosure in the section entitled “Distribution Policy” on page 50 provides transparency into the total amount of cash rents expected from the initial portfolio during the 12 month period ended March 31, 2011 because such disclosure adjusts for abatements, lease expirations and increases in contractual rent during such period. In light of the foregoing, the Company believes that its current presentation, which shows annualized rent information before abatements and provides total abatements in the footnote disclosure, provides investors with the best combination of meaningful and customary disclosure – giving them the tools to project future rental income while making any necessary current adjustments for abatements as they deem appropriate.

Dividend Policy, page 48

5.	Please revise the subheading of this section to more accurately reflect that this section discusses your distribution policy.

Response: The Company has revised the subheading on page 50 in response to the Staff’s comment.

6.	Reference is made to footnote 1 of your tabular presentation. We note that you added back approximately $833 representing amortization of origination costs related to your proposed secured credit facility. Given you do not have a firm commitment for this credit facility, adjustments for this arrangement should not be included in your calculation.

Response: The Company respectfully advises the Staff that it has secured a firm commitment for its proposed secured credit facility and therefore the Company believes that adding back $810 representing amortization of origination costs is appropriate.

7.	Reconcile for us supplementally how the $1,931 in lease expirations compares to the anticipated 2010 expirations presented on page 93.

Response: The $1,931 (or $866 as of March 31, 2010) adjustment disclosed on page 52 represents base rental and recovery income received for the twelve months ended March 31, 2010 from any lease that expired during the twelve months ended March 31, 2010 or that is expected to expire in the twelve months ending March 31, 2011. For any lease that is expected to expire during the twelve months ending March 31, 2011, the adjustment is net of any rental income to be received for the period during which the lease will be in effect. Conversely, consistent with other office REITs comparable to the Company, the annualized rent shown on the lease expiration table on page 98 represents the annualized rental income for any lease expected to expire during the year ending December 31, 2010, calculated by multiplying (i) rental payments (defined as cash rents before abatements) for the month ended March 31, 2010, by (ii) 12. In summary, because the $866 adjustment on the page 52 represents a cash adjustment to reconciled net income from two periods (the preceding 12 months and the subsequent 12 months), and the annualized rent amount on page 98 represents an annualized number as of a specific date, the two amounts are different.

8.	In footnote 6, we note you have not included costs for the redevelopment of 875 Howard. Please clarify if you included net increases in rental income related to this property in your distribution table. If so, it would appear that a balanced presentation of the costs associated with this property should also be included. Further, since you have not received a firm commitment for the secured credit facility, it is unclear why you have used this as a potential source of funds for tenant improvements and leasing commissions. Please revise accordingly. Lastly, if you plan to use proceeds from the offering to fund these improvements and costs, your Use of Proceeds on page 47 should clearly reflect your intention.

Response: The Company respectfully advises the Staff that it has included net increases from contractual rental income associated with the 875 Howard Street property in the table on page 52 with respect to leases that had been entered into as of March 31, 2010. The Company has also included an estimate of tenant improvement cost and lease commissions for scheduled expirations in the entire initial portfolio based on the weighted average costs at its First Financial, Tierrasanta and City Plaza properties from 2007 through March 31, 2010 (First Financial, Tierrasanta and City Plaza being the only properties with expirations in the 12 months ending March 31, 2011). However, the Company has not included tenant improvement and leasing commissions data associated with the 875 Howard Street property in its calculation of weighted average historical tenant improvement costs and leasing commissions because (i) the Company does not have any historical data for tenant improvements or leasing commissions associated with this property, as the property was previously used as science museum, (ii) the anticipated leasing costs for the property are first generation tenant improvements and other non-recurring development costs and, therefore, the Company does not believe such anticipated costs are representative of normalized leasing costs and (iii) the property does not have any scheduled lease expirations in the 12 months ending March 31, 2011.

In addition, the Company intends to reserve amounts under its secured credit facility to fund any first generation tenant improvements at the 875 Howard Street property. The Company respectfully advises the Staff that it has secured a firm commitment for its secured credit facility and, therefore, the Company believes that it is appropriate to list it as a potential source of funds for tenant improvements and leasing commissions.

The Company has revised the disclosure in “Use of Proceeds” on page 49 in response to the Staff’s comment to clarify that up to $13.8 million of proceeds may be used for the build-out of the 875 Howard Street property.

9.	We note in footnotes 6 and 7 that you have not included costs related to the Technicolor building. Given this property has been in service for an entire year, it is unclear why you have not provided cost information related to this property from the in-service date similar to your inclusion of City Plaza from the date of acquisition.

Response: The Company respectfully advises the Staff that although the Technicolor Building has been in service for an entire year, the Company has not included cost information related to this property in footnotes 6 and 7 because of its unrepresentative and potentially distorting effect.

In the case of the tenant improvement and leasing commission data set forth in footnote 6, the Technicolor Building was a new construction built-to-suit project with tenant improvements specific to the line of business of Technicolor Inc. The Company does not believe that the tenant improvement costs associated with this build-out are reflective of standard leasing costs that are incurred in connection with the remainder of the properties in its portfolio, which are more accurately captured by the data from the First Financial, Tierrasanta and City Plaza properties, which have longer operating histories and are all multi-tenant properties. In addition, the Technicolor Building is 100% leased, and there are no lease expirations in the building in the 12 months ending March 31, 2011.

In the case of estimated costs of recurring capital expenditures in footnote 7, the Technicolor Building is newly constructed and there have been no capital expenditures since it has been placed in service. Accordingly, inclusion of Technicolor Building data would distort the weighted average capital expenditure calculation to be lower than that produced by the data relating to the First Financial, Tierrasanta, Del Amo Office and City Plaza properties, which have been in service for an extended period and therefore require ongoing maintenance capital expenditures.

Because the Technicolor Building data is distortive in the instances of both footnote 6 and footnote 7, the Company believes its current presentation provides more accurate disclosure regarding annual estimated tenant improvements and leasing commission and recurring capital expenditures for the 12 months ending March 31, 2011.

10.	Please clarify why the cash impact of your scheduled loan repayments or any other material financing cash outflows for the 12 month period are not reflected in your tabular presentation.

Response: The Company respectfully advises the Staff that it has not reflected the cash impact of scheduled loan repayments or other material financing cash outflows in its tabular presentation because it does not anticipate having any such repayments or outflows during the 12 months ending March 31, 2011. As disclosed in the section titled “Use of Proceeds,” the Company expects that the loan currently encumbering the Sunset Gower property will be repaid with the proceeds of the offering. While the loan currently encumbering the Sunset Bronson property will mature in the first quarter of 2011, that loan is subject to two extension options by the Company, which upon exercise extend the loan through May 30, 2013, and therefore the Company does not currently expect to make any principal payments on such loan during the twelve months ending March 31, 2011.

Selected Financial Data, page 55

11.	We have read and considered your response to comment 21 in our letter dated March 17, 2010. We note that you continue to present pro forma diluted funds from operations per share within the Per Share Data section of your Selected Financial Data. Such information should be included within the Other Data section of the Selected Financial Data. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 19 and 57 to include pro forma diluted funds from operations in the Other Data section of “Summary Selected Financial Data” and “Selected Financial Data,” respectively.

Business and Properties, page 83

Our Competitive Strengths, page 85

12.	Refer to the first bullet point in this section. Here, you state that Messrs. Coleman and Stern have been involved in real estate acquisitions and operations with a total value in excess of $10 billion. This does not appear to be consistent with the earlier disclosure in your summary that they have been involved in projects with an aggregate purchase price of $10 billion. Please revise or advise.

Response: Although the Company has revised its disclosure on page 3 to delete the reference to the aggregate purchase price of $10 billion in response to comment 3, the Company advises the Staff that aggregate purchase price is a more accurate measure and, thus, it has revised the disclosure on page 90 accordingly.

Our Initial Portfolio, page 89

Description of Our Office Properties, page 93

Technicolor Building, Hollywood, California, page 100

13.	We have read and considered your response to comment 31 in our letter dated March 17, 2010. Clarify whether Technicolor Inc. is a public company subject to the periodic reporting obligations of the Exchange Act of 1934. We will monitor your subsequent filing for resolution of disclosure requirements as it relates to this property.

Response: The Company respectfully advises the Staff that Technicolor Inc. is not a public company subject to the periodic reporting obligations of the Securities Exchange Act of 1934. As described in the Company’s letter to the Staff dated April 9, 2010, the Company respectfully advises the Staff that the financial records of Technicolor are currently unavailable to it and the Company has no contractual right to obtain or disclose such records. The Company requested such financial records from Technicolor in light of the Staff’s comment, but Technicolor has refused to provide such financial records to the Company.

Description of Our Media and Entertainment Properties, page 106

14.	We have reviewed your response to comment 33 in our letter dated March 17, 2010 and we continue to believe that tabular format of the lease expirations would be appropriate. Please revise accordingly.

Response: The Company has revised its disclosure on pages 114 and 117 to provide the requested information in tabular format in response to the Staff’s comment.

Management, page 114

Additional Background of Our Executive Officers, page 117

Arden Realty, Inc., page 118

15.	We note that you have included disclosure with respect to the performance, market capitalization and other valuations for Arden Realty from the time of its IPO through its acquisition by GE. We refer you to Halvern Realty, Inc.’s Amendment No. 2 to Registration Statement on Form S-11 (file no. 333-163840) filed on February 16, 2010. It appears that the information presented in your prospectus with respected to Arden Realty differs from Halvern Realty’s information. For example, you state that Arden Realty had an initial equity market capitalization of approximately $491 million, but Halvern Realty discloses that the initial equity market capitalization was approximately $435 million. Please revise or advise.

Response: The Company respectfully advises the Staff that, as disclosed in Amendment No. 1, Arden’s initial equity market capitalization of $491 million was calculated by multiplying Arden’s initial public offering price of $20.00 per share by the 21,679,500 shares sold in its initial public offering (inclusive of 2,827,000 overallotment shares) and 2,889,071 operating units. Halven Realty’s calculation of Arden’s initial equity market capitalization did not include the 2,827,000 overallotment shares. The Company included the overallotment shares in the calculation of initial equity market capitalization because the overallotment option was exercised in full prior to the closing of the initial public offering and the closing of the overallotment option occurred concurrently with the closing of the initial public offering. As a result, Arden’s equity market capitalization at the time of closing the initial public offering included the shares issued pursuant to the exercise of the overallotment option.

In addition, the Company acknowledges that the Arden total return to stockholders presented in Amendment No. 1 was 338%, as compared to a total return to stockholders of 326% disclosed by Halvern Realty. However, the Company respectfully advises the Staff that the disparity in total return to stockholders is based on the measurement period used to calculate total return. In particular, the Company calculated total return to stockholders from the time of Arden’s initial public offering through its sale to GE Real Estate, while Halvern Realty calculated total return to stockholders from the time of the initial public offering through the announcement of the acquisition by GE Real Estate. The Company believes that the closing of the sale to GE Real Estate is the appropriate measurement point because that is the actual time of monetization of the security for all stockholders. In addition, the Company further respectfully advises the Staff that, although the total return was higher during this measurement period than that disclosed by Halvern Realty, the comparative return of the MSCI US REIT Index and the S&P 500 during the measurement period was higher than those disclosed by Halvern Realty during its measurement period (263% compared with 237% for the MSCI US REIT Index and 120% compared with 112% for the S&P 500). As a result, the comparative outperformance of the MSCI US REIT Index and S&P 500 by Arden during the measurement period utilized by the Company is lower than that disclosed by Halvern Realty, which we believe presents a more balanced disclosure.

16.	With respect to your disclosure regarding different valuations of Arden Realty, including its “carrying value” of $418 million and $3.3 billion, please explain further why these are appropriate valuation measures. Please also balance your disclosure of these measurements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 126 to remove any references to Arden’s carrying value.

17.	We note your response to comment 26 in our letter dated March 17, 2010. The revisions made to your disclosure reference that “other REITs” also faced adverse business developments. Please revise your disclosure on page 119 to remove your references to “other REITs” as you should present balanced disclosure about Messrs. Coleman and Stern’s leadership and track record with Arden Realty and not the track record of other REITs with which they had no affiliation.

Response: The Company has revised the disclosure on page 127 to remove references to “other REITs” in response to the Staff’s comment.

Pro Forma Consolidated Financial Statements

Balance Sheet, page F-4

18.	Please tell us how your presentation of the preferred non-controlling equity partnership interest is in accordance with FASB ASC 810-10-45-16 and 810-10-55-41.

Response: The Company respectfully advises the Staff that because the preferred non-controlling equity partnership interests are contingently redeemable and might require cash settlement outside of the Company’s control, the Company has classified these interests in the mezzanine section of its balance sheet in accordance with FASB ASC 480-10-S99-3A as opposed to classification within equity, which is discussed in FASB ASC 810-10-45-16 and 810-10-55-41.

The Company respectfully advises the Staff that it will be structured as an umbrella partnership real estate investment trust (a “REIT”), or UPREIT, with a consolidated operating partnership (the “Operating Partnership”). As part of the formation transactions, series A preferred units will be issued and, at the option of the Company, will be convertible into cash or common stock of the Company, subject to the limitations discussed below. Consistent with ASC 810-10, Consolidation/Overall (“FASB 160”) and ASC 480-10-S99-3A, Distinguishing Liabilities from Equity / Overall / SEC Materials / General (“Topic D-98”) as interpreted by ASC 815-40-25, Derivatives and Hedging / Contracts in Entity’s Own Equity / Recognition / General (“EITF 00-19”), the conversion features of the non-controlling interests have been analyzed to assess whether such features might require cash settlements that would not be at the Company’s discretion, and therefore, whether it is more appropriate to classify the series A preferred Operating Partnership units as redeemable equity addressed in the mezzanine section of the Company’s balance sheet as opposed to permanent equity in accordance with FAS 160. However, before performing the Topic D-98 and EITF 00-19 analysis, the Company first analyzed the series A preferred units to determine whether the units are equity or liabilities in accordance with ASC 480-10, Distinguishing Liabilities from Equity / Overall (“FAS 150”).

Terms of Series A Preferred Units

The series A preferred units have a preferred partnership interest in the Operating Partnership and have a redemption value of $25 per unit (plus any accrued dividends). The series A preferred units pay a stated dividend and beginning three years after the issuance date of these units, each limited partner holding series A preferred units will have the ability to put their interest to the Operating Partnership, requiring it to redeem all or a portion of their interest for cash equal to its redemption value or shares of the Company’s common stock. The Company may elect whether to redeem the interests for cash or registered shares of its common stock.

The Company has the sole and absolute discretion to elect whether to redeem the series A preferred units for cash or shares of its common stock. However, if the Company chooses to redeem the units for shares of its common stock, the shares must be registered.

FAS 150 Criteria Assessment

As discussed above, the series A preferred units are puttable to the Company at the option of the holder after a period of time. Based on the criteria of ASC 480-10-25-7, the Company has determined that redemption of these units is a conditional obligation that is not probable in occurrence and, therefore, not within the scope of FAS 150. The Company also has analyzed whether the conversion features of the series A preferred units are embedded or freestanding within the guidance of FAS 150 and using the guidance within ASC 815, Derivatives and Hedging (“FAS 133”) to assist in making this assessment.

Based on the Company’s assessment, the Company has determined the embedded put does not require bifurcation under FAS 133 as all of the criteria in ASC 815-15-25-1 are not met. Specifically, the Company believes criterion ASC 815-15-25-1a has not been met. The series A preferred units have a stated redemption value of $25 per unit, and whether the form of consideration is cash or shares of common stock, the holders of the series A preferred units will only receive consideration in the amount $25 per unit. As such, the put feature is closely and clearly related to the economic value of the series A preferred units.

EITF 00-19 and FSP 00-19-2 Criteria Assessment

As discussed above, the series A preferred units have a redemption value of $25 per unit. Beginning three years after the issuance date of these units, each limited partner holding series A preferred units will have the ability to put its interest to the Operating Partnership, requiring it to redeem all or a portion of its interest for cash equal to its redemption value or, at the Company’s option, registered shares of the Company’s common stock. Although the Company may elect whether to redeem the interests for cash or shares of its common stock, the shares of common stock must be registered shares, which the Company may not be able to control. Since the series A preferred units are contingently redeemable and might require cash settlement outside of the Company’s control, the Company has classified these preferred units in the mezzanine section of its balance sheet.

Note 1—Adjustments to the Pro Forma Combined Balance Sheet, page F-6

Adjustment (A), page F-6

19.	In your response you place considerable weight upon (i) the voting power of the Predecessor, (ii) the day-to-day control over the REIT and (iii) the significant representation on the board. In your analysis of the substantial voting block held by the investors in the Predecessor, it is not clear that there is an arrangement in place that would suggest these investors would vote in concert. Further, we note the Predecessor will not have voting control over the REIT or the OP. The same items presented in (ii) and (iii) would seem to also apply to Hudson Capital, LLC. Please further expand your analysis to address these factors.

Response: The Company respectfully refers the Staff to its letter dated May 6, 2010 in which the Company responded to this comment, as well as comment 20.

20.	Please further clarify your assessment of the guidance set forth in FASB ASC 805-10-55-15. You have indicated that the company was formed specifically to continue the business of the Predecessor and facilitate a public offering. Tell us what factors were considered in determining whether the REIT has substance and how you weighed those in light of the cash consideration given and the other aspects of the formation transaction such as the acquisition of entities outside of the Predecessor.

Response: The Company respectfully refers the Staff to its letter dated May 6, 2010 in which the Company responded to this comment, as well as comment 19.

Adjustment C, page F-7

21.	We note that you plan to issue preferred operating partnership units as part of your consideration for the non-Predecessor entities. Please disclose the per share value assigned to these units and how such value was determined.

Response: The Company respectfully advises the Staff that the per share value assigned to the preferred units is equal to the liquidation preference of $25 per unit. The value assigned to these units was determined in arm’s length negotiations, pursuant to which unaffiliated third party contributors agreed to accept preferred units with a liquidation preference of $25 in consideration for the properties being contributed in the formation transactions.

22.	Also explain to us how you determined the value of the management agreements acquired from Hudson Capital, LLC to support the amount of consideration given by the company.

Response: Funds affiliated with Farallon Capital Management, L.L.C. (the “Farallon Funds”) and Hudson Capital LLC negotiated at arms’ length to determine that the management agreements acquired from Hudson Capital LLC had a value of $9.0 million. In preparing its financial statements, the Company determined the fair market value of the management agreements and other assets contributed by Hudson Capital LLC was $9.0 million, and reflected an adjustment to its equity account by taking a write off of $8.8 million, representing the intangible asset portion of that fair market value attributable to the management agreements.

Adjustment D, page F-7

23.	We have read your response to comment 47 in our letter dated March 17, 2010 and will continue to monitor this issue.

Response: The Company acknowledges the Staff’s comment.

Part II—Information Not Required in Prospectus, page II-1

Item 36. Financial Statements and Exhibits, page II-4

24.	Refer to the agreements filed as exhibits 10.2, 10.6, 10.7, 10.8, 10.9, 10.10, 10.18 and 10.19 to your registration statement. We note that the agreements, as filed, omit schedules and exhibits to the agreements. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreements or advise.

Response: In response to the Staff’s comment, the Company has re-filed Exhibit 10.2 to include the Form of Notice & Questionnaire. Similarly, the Company has re-filed Exhibit 10.18 to include the Form of Lock-Up previously omitted. The Company respectfully advises the Staff that it previously omitted the Form of Indemnification Agreement that is an exhibit to each of the Form of Employment Agreements previously filed as Exhibits 10.6, 10.7, 10.8, 10.9 and 10.10 to Amendment No. 1 because it was not then available. However, the Company has filed the Form of Indemnification Agreement as Exhibit 10.3 to Amendment No. 2. The Company respectfully advises the Staff that Exhibit 10.19 included all schedules, exhibits and annexes when filed with Amendment No. 1 on April 9, 2010.

* * *

In response to the Staff’s comment number 51 from its previous comment letter received on March 19, 2010, the Company is providing a draft of the Exhibit 8.1 opinion to the Staff on a supplemental basis for its review. The draft opinion is appended to this letter.

* * * *

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Julian T.H. Kleindorfer

Julian T.H. Kleindorfer

of LATHAM & WATKINS LLP

Enclosures

cc:	Victor J. Coleman, Hudson Pacific Properties, Inc.
Howard S. Stern, Hudson Pacific Properties, Inc.
Bradley A. Helms, Esq., Latham & Watkins LLP
David W. Bonser, Esq. Hogan Lovells US LLP
Samantha S. Gallagher, Esq. Hogan Lovells US LLP

355 South Grand Avenue Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com

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File No. 047182-0001

_____________, 2010

Hudson Pacific Properties, Inc.

11601 Wilshire Blvd., Suite 1600

Los Angeles, California 90025

Re:	Hudson Pacific Properties, Inc.

Ladies and Gentlemen:

We have acted as tax counsel to Hudson Pacific Properties, Inc., a Maryland corporation (the “Company”), in connection with its filing of a registration statement on Form S-11 dated February 16, 2010 (File No. 333-164916) (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the registration of up to                  shares of common stock, par value $.01 per share, as set forth in the prospectus contained in the Registration Statement.

You have requested our opinion concerning certain of the federal income tax considerations relating to the Company. This opinion is based on various facts and assumptions, including the facts set forth in the Registration Statement concerning the business, assets and governing documents of the Company and its subsidiaries. We have also been furnished with, and with your consent have relied upon, certain representations made by the Company and its subsidiaries with respect to certain factual matters through a certificate of an officer of the Company, dated as of the date hereof (the “Officer’s Certificate”). With your permission, we have assumed that the conclusion reached in the opinion of Venable LLP, counsel for the Company, dated as of the date hereof, with respect to certain matters of Maryland law is correct and accurate.

               In our capacity as tax counsel to the Company, we have made such legal and factual examinations and inquiries, including an examination of originals or copies certified or otherwise identified to our satisfaction of such documents, corporate records and other instruments as we have deemed necessary or appropriate for purposes of this opinion. For the purposes of our opinion, we have not made an independent investigation or audit of the facts set forth in the above referenced documents or in the Officer’s Certificate. In addition, in rendering this opinion

                    , 2010

LATHAM & WATKINS LLP

we have assumed the truth and accuracy of all representations and statements made to us that are qualified as to knowledge or belief, without regard to such qualification. In our examination, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures thereon, the legal capacity of natural persons executing such documents and the conformity to authentic original documents of all documents submitted to us as copies.

We are opining herein only as to the federal income tax laws of the United States, and we express no opinion with respect to the applicability thereto, or the effect thereon, of other federal laws or the laws of any state or other jurisdiction, or as to any matters of municipal law or the laws of any other local agencies within any state.

Based on such facts, assumptions and representations, it is our opinion that:

1.	Commencing with its taxable year ending December 31, 2010, the Company will be organized in conformity with the requirements for qualification and taxation as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code for such taxable year and thereafter; and

2.	The statements set forth in the Registration Statement under the caption “Federal Income Tax Considerations,” insofar as they purport to describe or summarize certain provisions of the statutes or regulations referred to therein, are accurate descriptions or summaries in all material respects.

No opinion is expressed as to any matter not discussed herein.

This opinion is rendered to you as of the date of this letter, and we undertake no obligation to update this opinion subsequent to the date hereof. This opinion is based on various statutory provisions, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively. Any such change may affect the conclusions stated herein. Also, any variation or difference in the facts from those set forth in the Registration Statement or the Officer’s Certificate may affect the conclusions stated herein. As described in the Registration Statement, the Company’s qualification and taxation as a REIT depend upon the Company’s ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that the actual results of the Company’s operation for any particular taxable year will satisfy such requirements.

This opinion is rendered only to you and is solely for your benefit in connection with the transaction described above. This opinion may not be relied upon by you for any other purpose, or furnished to, assigned to, quoted to or relied upon by any other person, firm or other entity for any purpose without our prior written consent, which may be granted or withheld in our

                    , 2010

LATHAM & WATKINS LLP

discretion, except that this opinion may be relied upon by persons entitled to rely on it pursuant to applicable provisions of federal securities law.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm name in the Registration Statement under the captions “Federal Income Tax Considerations” and “Legal Matters.” In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the Commission promulgated thereunder.

Very truly yours,